Independent Accountant's Report

The Board of Trustees of
BNY Mellon ETF Trust

We have examined management's assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment
Company Act of 1940, that
BNY Mellon ETF Trust
(constituting BNY Mellon US Large Cap Core Equity ETF,
BNY Mellon US Mid Cap Core Equity ETF,
BNY Mellon US Small Cap Core Equity ETF,
BNY Mellon International Equity ETF,
BNY Mellon Emerging Markets Equity ETF,
BNY Mellon Core Bond ETF, BNY Mellon High Yield Beta ETF,
BNY Mellon Short Duration Corporate Bond ETF,
BNY Mellon Concentrated International ETF,
BNY Mellon Sustainable Global Emerging Markets ETF,
BNY Mellon Sustainable International Equity ETF,
BNY Mellon Sustainable US Equity ETF and
BNY Mellon Global Infrastructure Income ETF)
(the Company)
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 (the Act) as of February 28, 2023.
Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the Public Company
Accounting Oversight Board ("PCAOB") (United States).
Those standards require that we
plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error.
We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of
BNY Mellon ETF Trust
and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1 : Members in Public Practice of the
Code of Professional Conduct established by the PCAOB.

Included among our procedures were the
following tests performed as of February 28, 2023 (the examination date we selected without prior notice to management) and with respect to agreement of security purchases and sales or maturities, for the period from September 1, 2022 (the immediate date after our last examination), through February 28, 2023 for BNY Mellon US Large Cap Core Equity ETF,
BNY Mellon US Mid Cap Core Equity ETF,
BNY Mellon US Small Cap Core Equity ETF,
BNY Mellon International Equity ETF,
BNY Mellon Emerging Markets Equity ETF,
BNY Mellon Core Bond ETF, BNY Mellon High Yield Beta ETF,
BNY Mellon Short Duration Corporate Bond ETF,
BNY Mellon Concentrated International ETF,
BNY Mellon Sustainable Global Emerging Markets ETF,
BNY Mellon Sustainable International Equity ETF and
BNY Mellon Sustainable US Equity ETF
and for the period from
November 2, 2022 through February 28, 2023 for
BNY Mellon Global Infrastructure Income ETF:

Confirmation of all securities held by institutions in book entry form (e.g., the Federal Reserve Bank of Kansas City, the Depository Trust Company and various sub-custodians);

Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;

Reconciliation of all such securities
to the books and records of the Company and The Bank of New York Mellon (the Custodian); and

Agreement of 5 security purchases and 5 security sales or maturities, if occurred, since our last report from the books and records of the Company to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that BNY Mellon ETF Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of February 28, 2023, with respect to securities reflected in the investment account of the
Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon ETF Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
May 25, 2023


Report of Management on Compliance with
        Certain Provisions
of the Investment Company Act of 1940

May 25, 2023

We, as members of management of
BNY Mellon ETF Trust
(constituting BNY Mellon US Large Cap Core Equity ETF,
BNY Mellon US Mid Cap Core Equity ETF,
BNY Mellon US Small Cap Core Equity ETF,
BNY Mellon International Equity ETF,
BNY Mellon Emerging Markets Equity ETF,
BNY Mellon Core Bond ETF, BNY Mellon High Yield Beta ETF,
BNY Mellon Short Duration Corporate Bond ETF,
BNY Mellon Concentrated International ETF,
BNY Mellon Sustainable Global Emerging Markets ETF,
BNY Mellon Sustainable International Equity ETF,
BNY Mellon Sustainable US Equity ETF and
BNY Mellon Global Infrastructure Income ETF)
(the Company),
are responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940 ("the Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2023 and from September 1, 2022 through February 28, 2023 for BNY Mellon US Large Cap Core Equity ETF, BNY Mellon US Mid Cap Core Equity ETF,
BNY Mellon US Small Cap Core Equity ETF,
BNY Mellon International Equity ETF,
BNY Mellon Emerging Markets Equity ETF,
BNY Mellon Core Bond ETF, BNY Mellon High Yield Beta ETF,
BNY Mellon Short Duration Corporate Bond ETF,
BNY Mellon Concentrated International ETF,
BNY Mellon Sustainable Global Emerging Markets ETF,
BNY Mellon Sustainable International Equity ETF and
BNY Mellon Sustainable US Equity ETF and from November 2, 2022 through February 28, 2023 for
BNY Mellon Global Infrastructure Income ETF.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Act
as of February 28, 2023 and from
September 1, 2022 through February 28, 2023 for
BNY Mellon US Large Cap Core Equity ETF,
BNY Mellon US Mid Cap Core Equity ETF,
BNY Mellon US Small Cap Core Equity ETF,
BNY Mellon International Equity ETF,
BNY Mellon Emerging Markets Equity ETF,
BNY Mellon Core Bond ETF, BNY Mellon High Yield Beta ETF,
BNY Mellon Short Duration Corporate Bond ETF,
BNY Mellon Concentrated International ETF,
BNY Mellon Sustainable Global Emerging Markets ETF,
BNY Mellon Sustainable International Equity ETF and
BNY Mellon Sustainable US Equity ETF
and from November 2, 2022 through February 28, 2023 for
BNY Mellon Global Infrastructure Income ETF, with respect to securities reflected in the investment account of the Company.

BNY Mellon ETF Trust



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     BNY Mellon Investment Adviser, Inc.